Mobilized Entertainment, Inc.

121-280 Nelson Street

Vancouver, BC A1 V6B 2E2

August 4, 2010

VIA EDGAR

Katherine Wray, Staff Attorney

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

MAIL STOP 4561

Re:           Mobilized Entertainment, Inc.

Registration Statement on Form S-1

Filed

File No. 333-161033

Dear Ms. Wray:

This is in response to the staff’s comment letter of July 16, 2010 (the “Comment Letter”), regarding the Form S-1 filed on behalf of Mobilized Entertainment, Inc. (the “Company”) on .

Enclosed please find one copy of (i) Amendment 2 to the Registration Statement on Form S-1/B filed by the Company on August 4, 2010; and (ii) one copy of the marked version of such Registration Statement on Form S-1/B.

      The response set forth below refers to the marked version of Amendment 2 to the Registration Statement on Form S-1/B filed herewith.

General

1.
As previously requested, with each amendment to your registration statement, please also file a marked copy of the amendment showing the changes from the prior filing.  Refer to Rule 310 of Regulation S-T.  Marked copies that show changes within paragraphs help to expedite our review.

Comment complied with. Please see marked copy that show changes from the prior filing.

2.
We refer to prior comment 2 relating to the price at which the shares will be offered for resale.  Please clarify in footnote 2 to the fee table on page 2, if accurate, that the price will be fixed at $0.02 per share until the securities are quoted on the OTC Bulletin Board or other market or exchange, and thereafter, at prevailing market prices or privately-negotiated prices.  Please make similar clarifications to your plan of distribution disclosure on page 13.

Comment complied with. Please see footnote 2 to the fee table on page 2 and plan of distribution disclosure on page 15.

Prospectus Summary, page 5

The Company, page 5

3.
We note that in response to prior comment 5, you have added disclosure to your summary regarding the status of the company’s Eagle1.in website and the challenges you face in completing development of your primary product.  In this regard, please clarify the statement that one of the challenges faced by the company in procuring insurance coverage is “the necessary fronting arrangements which may be required for different States and Provinces.”

Comment complied with. Please see page 6 of the Registration Statement.

4.
In addition, as previously requested in prior comment 5, provide in the body of the prospectus a more detailed discussion of the status of your product development efforts, what remains to be accomplished to develop and market the proposed product, the financial resources you believe are necessary to complete product development, and the material uncertainties or difficulties that you may encounter that might prevent the completion of the product development.  Revise your summary to include a cross-reference to this discussion in the body of the prospectus.

Comment complied with.  Please see page 6 of the Registration Statement.

Risk Factors, page 9

5.
We note that in response to prior comment 3 you have discussed your auditor’s going concern opinion in your prospectus summary.  As previously requested, please also expand your risk factor disclosure to address risks related to the going concern opinion.

Comment complied with. Please see page 9 of the Registration Statement.

6.
We re-issue prior comment 6.  Please revise your filing to ensure that each risk factor caption contains a concise, meaningful description of the risk that is posed to the company and investors.  Several of the captions merely reference a fact about your business without fully describing the risks associated with that fact.  We note the following, as examples only, of risk factors should be revised to describe clearly describe the risks posed:

•	“Economic uncertainty regarding the golf industry;”
•	“We are dependent on a unique and competitive hole-in-one program;”
•	“We have a foreign exchange risk;” and
•	“Lack of Public Market for Common Stock.”

Comment complied with.  Please Risk Factors section of the Registration Statement.

“We are reliant on key personnel.” page 10

7.
We note your disclosures on page 21 and 24 that your officer and director, Mr. Day, also serves as a director and officer of Feed Me Sports, Inc., and president of Riskebiz Internet Services, Inc.  If Mr. Day works less than full time for Mobilized Entertainment, please expand your risk factor disclosure to indicate the amount of time that he dedicates to the company and discuss any related material risks to the company and investors.

Comment complied with. Please see page 11 of the Registration Statement.

8.
In addition, as it appears from page 21 that the other companies with which Mr. Day is involved may be in the same or a similar industry as Mobilized Entertainment, please tell us whether any significant conflicts of interest have arisen, or are likely to arise, as a result of his respective obligations to Mobilized Entertainment, Feed Me Sports, and Riskebiz Internet Solutions.  If so, please discuss any such existing and potential conflicts of interest relating to the company in a separately-captioned conflicts of interest section in your filing, and provide appropriate risk factor disclosure.  If not, please explain in your response letter how you concluded that no significant conflicts of interest exits or are likely to arise for the company as a result of Mr. Day’s other ventures.

Feed Me Sports was involved in the development of sports related mobile content until 2006 when Mobilized Entertainment (then sports-Stuff.com Inc.) acquired certain assets and rights of Feed Me Sports Inc. in consideration for a convertible note of $156,309 (as disclosed in S-1 and outlined in Note 1 of the financial statements).  Since then, Feed Me Sports has been operationally inactive and as such is not engaged in operations which would result in any significant conflicts of interest with Mobilized Entertainment.

Other than providing minor assistance with the development of the mobile website for Eagle1.in, Riskebiz Internet Services is not involved in the development of any sports related mobile content.  Riskebiz is currently focused almost exclusively on developing products for the microfinance industry and as such is not engaged in operations which would result in any significant conflicts of interest with Mobilized Entertainment.

“Lack of Public Market for Common Stock” page 11

9.
We note your statement that the company “is applying to list the Common Stock for trading on the OTCBB.”  Please revise this statement to reflect that shares are quoted, not listed, on the OTCBB.  Further, only market-makers can apply to quote securities on the OTCBB.  Accordingly, revise your disclosure to state, if true, that you intend to contact an authorized OTCBB market maker for sponsorship of your securities on the OTCBB.  If you believe you may have difficulty obtaining coverage from a market maker, please consider providing additional risk factor disclosure.  State clearly that there is no assurance that a market for the company’s common stock will develop.

Comment complied with. Please see page 12 of the Registration Statement.

Determination of Offering, Price, page 11

10.
In response to prior comment 12, you have revised your disclosure to indicate that in determining the offering price of $0.02 per share, the company considered amounts already invested, anticipated future earnings, and valuations for other development state companies.  Briefly explain how each of these factors affected your determination of the offering price.  If, notwithstanding consideration of these factors, the ultimate determination of the offering price was arbitrary, please so state and provide appropriate risk factor disclosure discussing the material risks to investors resulting from the arbitrary determination of the offering price.

Comment complied with.  Please see page 12 of the Registration Statement.

Selling Shareholders, page 12

11.
The “Total” row in the selling shareholder table indicates that 85,577,466 shares constitute 100% of the company’s outstanding shares, yet the text preceeding the table states that there are 91,827,466 shares of common stock outstanding as of June 22, 2010.  Please revise to ensure consistency  and accuracy, or explain.

Comment complied with.  Please see revised “Total” row on page 14 of the Registration Statement.

12.
If you continue to include in the table the percentage of outstanding shares beneficially held by each of the selling shareholders prior to the offering, please ensure that the percentages are accurate.  In this regard, as examples only, the number of shares beneficially listed for selling shareholders Henry Xia and Feed Me Sports, Inc. appears inconsistent with such shareholder’s percentage ownership as presented in the table.  Please revise as necessary.

Comment complied with.  Please see page 14 of the Registration Statement.

Information With Respect to the Company

Marketing, page 17

13.
Please explain more clearly the nature of the company’s partnership with the insurance brokerage referenced in this section, including the nature of the company’s rights and obligations in connection with this partnership.  In addition, please file as an exhibit to the registration statement the company’s agreement, if any, with the insurance brokerage, or advise why you believe any such agreement is not required to be filed as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

Comment complied with.  The partnership the company established was an informal marketing referral agreement with no specific rights and obligations.  This informal agreement was also specific to golf courses in regions that we have decided not to focus on since our most recent S-1/A filing.  As such, the reference to this partnership has been deleted from the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

14.
Please further revise your management’s discussion and analysis to quantify the amount of the company’s “significant operating deficit” to which you refer in this section.  In addition, as previously requested in prior comment 21, state the period of planned operations that your existing capital resources will enable you to fund.  Please also provide the risk factor disclosure to alert investors of the minimum additional capital expected to be necessary to fund the planned operations for the 12-month period.

Comment complied with.  Please see pages 11 and 23 of the Registration Statement.

Directors and Executive Officers, page 21

15.
We refer to prior comment 22, and we again note in the references on pages F-6 and F-18 to the company’s vice president.  Please tell us why you have not provided the management disclosure called for by Item 401 of Regulation S-K and the executive compensation disclosure called for by 402(m)-(r) with respect to the company’s vice president.  If you determined that the vice president is not an officer under the definition set forth in Rule 405 of Regulation C, Please provide us with your analysis in support of this conclusion.

The company does not currently have a vice president.  Chris Wilson, who was the company’s vice president, left the company in September of 2006 and has not been replaced.  Kevin Day is the sole officer and director of the company.  Amounts for which the company is indebted to the vice president as referenced in the financial statements are for expenses incurred on behalf of the Company and consulting and management services provided to the Company by Chris Wilson up until his departure in 2006.

16.
Please revise your filing to ensure that it provides all of the disclosure called for by Item 401(e) with respect to Mr. Day and any other executive officers.  For example, please identify Mr. Day’s positions with Feed Me Sports for the past five years, as it appears from your disclosure on page 24 that he is currently Feed Me Sports’ president, secretary, treasurer and director.

Comment complied with. Please see pages 23 and 24 of the Registration Statement.

Transactions with Related Persons, Promoters and Certain Control Persons:  Corporate Governance, page 24

General

17.
We refer to prior comment 27 and note that you have revised this section to discuss certain transactions involving the company and Mr. Day.  With respect to the company’s indebtness to Mr. Day and a company controlled by him, please indicate the amount outstanding as of the latest practicable date.  See Item 404(a)(5) and (d) of Regulation S-K.

Comment complied with. Please see page 26 of the Registration Statement.

18.
Please also provide the information called for by Item 404(d) of Regulation S-K with respect to all of the company’s other transactions or arrangements with related persons, within the meaning of Item 404(a), during past two fiscal years and subsequent period.  In this regard, provide Item 404(d) disclosure for each of the indebtedness transactions described in paragraph (c) on page F-6 and paragraphs (j)-(n) on page F-18.  Alternatively, if you believe you are not required to provide the disclosure for certain of these transactions, please explain why not.

Comment complied with.  Please see page 26 of the Registration Statement.  For the past two fiscal years and subsequent period, Kevin Day provided a net amount of $28.12 (approx. due to currency conversion) to the Company (excluding share purchase of 11,000,000 shares already disclosed, and recognized management services of $250 per month and donated rent of $250 per month already disclosed), Riskebiz Internet Services provided $5,280 USD in loans to the Company and Feed Me Sports provided $21,993 CAN in loans to the Company.  These loans are unsecured, non-interest bearing and have no stated terms of repayment.  Other transactions referenced above occurred prior to the previous two fiscal years.

19.	Please file as exhibits to the registration statement your agreements with related persons, to the extent required. See Item 601(b)(4) and (b)(10) of regulation S-K.

Comment complied with. Please see page 26 and Exhibit 4.3. There is no formal agreement with Kevin Day for management services of $250 per month and donated rent of $250 per month.

Exhibits and Financial Statement Schedules, page 26

20.
We re-issue prior comment 31.  Please file as an exhibit listing all subsidiaries of the registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business.  See Item 601(b)(21) of Regulation S-K.

Comment complied with.  Please see Exhibit 21.1

Signatures, page 27

21.
We re-issue prior comment 34.  As previously requested,  revise to ensure that the registration statement is signed by the company’s principal executive officer, principal financial officer, and its controller or principal accounting officer, and by at least a majority of its board of directors, in their individual capacities, beneath the following text specified by Form S-1:  “Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.”  Any person who occupies for than one of the specified positions must indicate each capacity in which he or she signs the report.  These individual signatures are required in addition to the signature on behalf of the company, which we note Mr. Day has provided in your amended filing.  Refer to the Signatures section of Form S-1.

Comment complied with.  Please see page 30 of the Registration Statement.  Please also note that Kevin Day is the sole officer and director of the company.

Exhibit 7.1 Admob Terms of Use

22.
You disclose on page 15 that Admob has been the company’s sole customer and source of revenue for the past two years.  Accordingly, it appears that your agreement with Admob should be filed as a material contract pursuant to Item 601(b)(10) of Regulation S-K, instead of Item 601(b)(7).  Please refile the agreement under the appropriate exhibit number, or advise.

Comment complied with.  The company is no longer generating revenue from Admob, and at this time it does not plan on using Admob’s services in the future.  As such, the company has ended that agreement.

Exhibit 23.2. Consent of Accountant

23.
The consent of your independent registered public accounting firm refers to the registration statement of “Mobile Entertainment, Inc.”  Please ensure that the company’s name is accurate in the updated consent of your auditor.

Comment complied with.  Please see consent of independent registered public accounting firm.

Please contact the undersigned and James Vandeberg at fax number (206) 262-9513 with any further comments.  Thank you.

Sincerely,

Mobilized Entertainment, Inc.

/s/ Kevin Day

Kevin Day

President